Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase (as defined below), dated September 11, 2019, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares.  The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction.  In jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror.

NOTICE OF OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
of

CASTLE BRANDS INC.

at
$1.27 PER SHARE, NET IN CASH
Pursuant to the Offer to Purchase dated September 11, 2019
by

ROOK MERGER SUB, INC.

a wholly owned subsidiary of

AUSTIN, NICHOLS & CO., INC.

Rook Merger Sub, Inc., a Florida corporation (the “Offeror”) and a wholly owned subsidiary of Austin, Nichols & Co., Inc., a Delaware corporation (“Parent”), is offering to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per Share (the “Common Stock”), of Castle Brands Inc., a Florida corporation (“Castle Brands”), at a purchase price of $1.27 per Share (the “Offer Price”) in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, in accordance with the Merger Agreement described below, collectively constitute the “Offer”).  Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, the Offeror intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK TIME (I.E., ONE MINUTE AFTER 11:59 P.M., NEW YORK TIME), ON OCTOBER 8, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The purpose of the Offer is for Parent to acquire control of, and all of the outstanding equity interests in, Castle Brands.  Parent is the United States holding company of Pernod Ricard S.A.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 28, 2019, by and among Parent, the Offeror and Castle Brands (as it may be amended and supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions, the Offeror will merge with and into Castle Brands (the “Merger”), with Castle Brands being the surviving corporation (the “Surviving Corporation”) in the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, each issued and outstanding Share (other than (i) Shares owned by Parent, the Offeror, Castle Brands or any of their subsidiaries and (ii) Shares owned by any shareholders who are entitled to and properly demand and exercise their statutory appraisal rights, if applicable, and who comply in all respects with Sections 607.1301 to 607.1333 of the Florida Business Corporation Act, as amended (the “FBCA”)) will be converted automatically into and will thereafter represent only the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), net of applicable withholding taxes and without interest. As a result of the Merger, the Shares will cease to be publicly traded, and Castle Brands will become a wholly owned subsidiary of Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions”.

Under the Merger Agreement, Castle Brands has granted the Offeror an irrevocable and non-transferable option (the “Top-Up Option”), for so long as the Merger Agreement has not been terminated pursuant to the provisions therein, which the Offeror may exercise in certain circumstances following the consummation of the Offer, to purchase from Castle Brands such number of authorized and unissued shares of Common Stock (the “Top-Up Option Shares”) that, when added to the number of Shares owned by Parent and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one share of Common Stock more than 80% of the outstanding Shares on a fully diluted basis after giving effect to the issuance of the Top-Up Option Shares. If the Offeror acquires at least 80% of the issued and outstanding shares of Common Stock in the Offer (including pursuant to the Top-Up Option), the Offeror may consummate the Merger under Section 607.1104 of the FBCA without a shareholders meeting and without action by Castle Brands’ shareholders.

The Offer is not subject to any financing condition.  The obligation of the Offeror to purchase the Shares validly tendered pursuant to the Offer is conditioned upon, among other things:  (a) the number of Shares validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not validly withdrawn prior to the expiration of the Offer, when added to the Shares owned by Parent and its affiliates, would represent more than 50% of the Shares then outstanding determined on a fully-diluted basis (the “Minimum Condition”); (b) the expiration or termination of any waiting period (and any extensions thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (c) any court or governmental authority having jurisdiction over Parent, the Offeror or Castle Brands not enacting, issuing, promulgating, enforcing or entering any restraint that would prohibit, render illegal or enjoin the consummation of the Offer or the Merger; (d) the accuracy of Castle Brands’ representations and warranties contained in the Merger Agreement (subject to certain qualifications); (e) Castle Brands’ performance or compliance, in all material respects, with its covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the expiration of the Offer; (f) since the date of the Merger Agreement, there has not been a Company Material Adverse Effect (as defined in the Offer to Purchase) or occurrence, fact, condition, change or effect that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (g) the absence of a Company Adverse Recommendation Change (as defined in the Offer to Purchase); (h) in the event that the exercise of the Top-Up Option is necessary to ensure that the Offeror or its affiliates own at least 80% of the outstanding shares of Common Stock on a fully diluted basis following the consummation of the Offer, the absence of a Top-Up Impediment (as defined in the Offer to Purchase); (i) the Merger Agreement and the Offer not having been terminated in accordance with their terms (the “Termination Condition”); and (j)  the receipt by Parent and the Offeror of a certificate of an executive officer of Castle Brands as to the satisfaction of the conditions referred to in clauses (d) through (h) above (the conditions in clauses (a) through (h), the “Offer Conditions”).

The term “Initial Offer Expiration Date” means Midnight, New York time (i.e., one minute after 11:59 p.m., New York time), on October 8, 2019, unless the Offeror has extended the Offer, in which event the term “Offer Expiration Date” means the latest time and date at which the offering period of the Offer, as so extended by the Offeror, will expire.

The board of directors of Castle Brands (the “Company Board”) has unanimously (i) determined that the Merger Agreement, the Offer and the Merger, taken together, are at a price and on terms that are fair to, advisable and in the best interests of Castle Brands and its shareholders, (ii) adopted resolutions approving and declaring advisable the execution, delivery and performance of the Merger Agreement, including the Offer, the Top-Up Option and the Merger, and the transactions contemplated by the Merger Agreement, (iii) directed that the Merger Agreement be submitted to a vote of shareholders of Castle Brands for adoption at a meeting of shareholders, if required by applicable law, and (iv) determined to recommend that the shareholders of Castle Brands tender their Shares in response to the Offer, and, if required by applicable law, approve the Merger Agreement (including the Articles of Merger) and the Merger, in each case subject to the terms and conditions set forth in the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, the Offer may be extended from time to time as follows: (a) if at any then-scheduled expiration of the Offer, any Offer Condition is not then satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived, then the Offeror must extend the Offer on one or more occasions for consecutive periods of at least two business days, but no more than ten business days, each as determined by Parent in its sole discretion, or for such longer period(s) as Parent and Castle Brands may otherwise agree, up until January 31, 2020 (the “End Date”) in order to permit such Offer Condition(s) to be satisfied, provided that such extension is subject to Offeror’s right to terminate the Offer and pursue the Merger in connection with a Conversion Event (as defined in the Offer to Purchase) and the parties’ respective rights to terminate the Merger Agreement in accordance with its terms; (b) if, less than five business days prior to any then-scheduled expiration of the Offer all of the Offer Conditions have been satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived, then the Offeror has the right to extend the Offer for a period of up to five business days; and (c) if the Offeror is required to extend the Offer on one or more occasions for the minimum period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (“SEC”) or the staff thereof or of the NYSE American (“NYSE American”) applicable to the Offer, provided that such extension is subject to Offeror’s right to terminate the Offer and pursue the Merger in connection with a Conversion Event (as defined in the Offer to Purchase) and the parties’ respective rights to terminate the Merger Agreement in accordance with its terms, and that Offeror will not be required to extend the period during which the Offer remains open to any date after the End Date.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Offer Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Parent and the Offeror reserve the right to increase the Offer Price, waive, in whole or in part, any Offer Condition (other than the Minimum Condition) or modify the terms of the Offer; provided, however, that no change may be made without the prior written consent of Castle Brands that (i) decreases the price per Share payable in the Offer (other than adjustments to the Offer Price to the extent appropriate to reflect the effect of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to the Shares occurring or having a record date on or after the date of the Merger Agreement and prior to the payment by the Offeror for the Shares), (ii) changes the form of consideration to be paid in the Offer, (iii) reduces the maximum number of Shares sought to be purchased in the Offer, (iv) imposes conditions to the Offer in addition to the Offer Conditions, (v) amends, modifies or waives the Minimum Condition, (vi) modifies or amends any of the Offer Conditions in any manner adverse to the holders of Shares or (vii) except in a manner required or permitted by the Merger Agreement, extends the Initial Offer Expiration Date.

In order to tender all or any portion of your Shares to the Offeror in the Offer, you must (a) follow the procedures described in the Offer to Purchase or (b) if your Shares are held through a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares. Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

If you desire to tender Shares to the Offeror pursuant to the Offer and the certificates representing your Shares are not immediately available, or if you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to Continental Stock Transfer & Trust Company (the “Depositary and Paying Agent”) by the expiration of the Offer, you may tender your Shares by following the procedures for guaranteed delivery set forth in the Offer to Purchase.

For purposes of the Offer, the Offeror will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when the Offeror gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent, which will act as agent for the tendering shareholders for purposes of receiving payments from the Offeror and transmitting those payments to tendering shareholders. If the Offeror extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to the Offeror’s rights under this Offer, the Depositary and Paying Agent may nevertheless, on behalf of the Offeror, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in the Offer to Purchase. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Offer Expiration Date, and, if not previously accepted for payment at any time, after November 10, 2019, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations. For a withdrawal of Shares to be effective, a written or, with respect to “eligible institutions,” facsimile transmission, notice of withdrawal with respect to the Shares must be timely received by the Depositary and Paying Agent at the address set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered those Shares.  The signature(s) on the notice of withdrawal must be guaranteed by an eligible institution, unless those Shares have been tendered for the account of any eligible institution. If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of such certificates. If a shareholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the shareholder must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of those Shares.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Offeror (which may delegate such power in whole or in part to the Depositary and Paying Agent) in its sole and absolute discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. The Offeror reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Offeror, be unlawful.  The Offeror also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of any other shareholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, the Offeror or any of their respective affiliates or assigns, the Depositary and Paying Agent and Okapi Partners LLC (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.  The Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.  Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Offer Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares whose names appear on Castle Brands’ shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and Castle Brands’ Solicitation/Recommendation Statement on Schedule 14D-9 and the other documents to which such documents refer contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below and will be furnished promptly at the Offeror’s expense. Neither Parent nor the Offeror will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer Is:

Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720
Shareholders and All Others Call Toll-Free: (888) 785-6709

Email: info@okapipartners.com

September 11, 2019